UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:_____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Redwire Corporation
Full Name of Registrant

N/A
Former Name if Applicable

8226 Philips Highway, Suite 101
Address of Principal Executive Office (Street and Number)

Jacksonville, FL 32256
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Redwire Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2021 because the review and finalization of the financial information required to be included therein could not be completed by the prescribed due date without unreasonable effort or expense.

Although the Company has completed the independent investigation into potential accounting issues at a business unit previously disclosed in the Form 8-K filed on November 10, 2021, the diversion of resources to conclude the investigation has delayed the review and finalization of the Company’s Quarterly Report for the nine months ended September 30, 2021 and Annual Report for the year ended December 31, 2021. The Company anticipates filing the Annual Report on Form 10-K as soon as practicable and no later than 15 calendar days following the prescribed due date, in accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William Read, Chief Financial Officer	(904)	603-9805
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

Our results for the year ended December 31, 2021 will reflect significant changes from the prior fiscal year. The changes include the full year results of acquisitions completed during the period from February 10, 2020 through December 31, 2020 and three additional acquisitions completed during the year ended December 31, 2021. In addition, the year ended December 31, 2021 will include additional transaction expenses and the assumption of public and private warrants associated with the consummation of the merger with Genesis Park Acquisition Corp., as well as a $24.9 million pre-tax charge associated with the vesting of the Class P unit incentive plan.

Additionally, the previously disclosed results of the Audit Committee investigation into potential accounting issues at a business subunit, which has concluded without identifying any material misstatements or the need for any restatements of the Company’s previously filed financial statements, confirmed the existence of previously identified internal control deficiencies as well as identified certain additional internal control deficiencies. Consequently, the Company expects to report an additional material weakness with respect to its control environment in its Quarterly Report on Form 10-Q and Annual Report on Form 10-K. Specifically, certain members of senior management failed to reinforce the need for compliance with certain of the Company’s accounting and finance policies and procedures, including reinforcement of appropriate communication. The material weakness will not have an impact on the reported consolidated financial statements.

Forward-looking Statements

The statements in this notification include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, those including such words as “anticipates,” “believes,” “remains,” “will,” and the negatives thereof or other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements also include other passages that are relevant to expected future events, performances, and actions or that can only be fully evaluated by events that will occur in the future. Forward-looking statements in this notification include, without limitation, the Company’s statements regarding its business prospects, its expectations and its and others' actions with respect to the investigation and related matters, expected financial conditions and results. There are many factors, risks and uncertainties that could cause actual results to differ materially from those predicted or projected in forward-looking statements including, but not limited to, the findings of the investigation, accountants and other third parties, finalization of its financial statements and controls review, and factors, risks, and uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission.

Redwire Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2022	By:	/s/ William Read
		Name:	William Read
		Title:	Chief Financial Officer